PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN STEEL ANNOUNCES THE RETIREMENT OF EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER CHRISTOPHER PICKWOAD

MONTREAL, October 16, 2006 - Novamerican Steel Inc. (NASDAQ:TONS) today announced that Christopher Pickwoad, CA, its long-time Executive Vice President and Chief Financial Officer, intends to retire at the end of November 2006. Chris Pickwoad, 66, has been Executive Vice President and Chief Financial Officer of the Company since its IPO in 1997 and was formerly Executive Vice President and Chief Financial Officer of its predecessor, Nova Steel Ltd., since 1982.

D. Bryan Jones, Chairman and Chief Executive Officer of Novamerican said, "Chris has played an important role in the growth of our Company over the past 24 years as we moved from a small private company to one of the leading companies in our sector of the steel industry today. His hard work, leadership and integrity have been appreciated by everyone at Novamerican and I very much appreciate having had him as a trusted advisor on our team for these many years and I am happy to advise that he will remain a member of our Board of Directors."

The Company also announced the appointment of Lawrence Cannon, CA, MBA, as its new Vice President and Chief Financial Officer who will assume those responsibilities on November 27, 2006. Larry Cannon most recently has been Chief Financial Officer of BCA Publications Ltd., a subsidiary of Euromoney plc and formerly held other senior financial management positions. Mr. Cannon has been a Chartered Accountant since 1989 and holds an MBA from the University of Ottawa.

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

For further information: Scott B. Jones, President, Novamerican Steel Inc. (514) 335-6682. Visit us at www.novamerican.com.